UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AXCELLA HEALTH INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

05454B105
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 05454B105	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Gurnet Point L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,293,891

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,293,891

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,293,891

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
The calculation of the foregoing percentage is based on 23,113,715 shares of Common Stock outstanding as of November 8, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 05454B105	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
Waypoint International GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,293,891

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,293,891

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,293,891

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The calculation of the foregoing percentage is based on 23,113,715 shares of Common Stock outstanding as of November 8, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

SCHEDULE 13G

CUSIP No. 05454B105	Page 4 of 6 Pages

ITEM 1(a)	NAME OF ISSUER:

Axcella Health Inc. (the “Issuer”)

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

840 Memorial Drive
Cambridge, Massachusetts 02139

ITEM 2(a)	NAME OF PERSON FILING:

This statement is being jointly filed on behalf of Gurnet Point L.P., a Delaware limited partnership (“Gurnet Point”) and Waypoint International GP LLC, a Delaware limited liability company and the general partner of Gurnet Point (“Waypoint” and, together with Gurnet Point, the “Reporting Persons”).

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The principal business office of each of the Reporting Persons is 55 Cambridge Parkway, Suite 401, Cambridge, Massachusetts 02142.

ITEM 2(c)	CITIZENSHIP:

Gurnet Point is a Delaware limited partnership. Waypoint is a Delaware limited liability company.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.001 per share, of the Issuer (the “Common Stock”).

ITEM 2(e)	CUSIP NUMBER:

05454B105

ITEM 3	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C):

Not applicable.

CUSIP No. 05454B105	Page 5 of 6 Pages

ITEM 4	OWNERSHIP:

(a) – (c) The responses of each of the Reporting Persons to rows 5, 6, 7, 8, 9, and 11 in their respective cover pages to this Schedule 13G which relate to the beneficial ownership of the Common Stock of the Issuer are incorporated by reference into this Item 4.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:

Not applicable.

CUSIP No. 05454B105	Page 6 of 6 Pages

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2020.

GURNET POINT L.P.
By: Waypoint International GP LLC, its General Partner

By:	/s/ James B. Singleton
Name:	James B. Singleton
Title:	Manager

By:	/s/ Gretchen McCarey
Name:	Gretchen McCarey
Title:	Manager

WAYPOINT INTERNATIONAL GP LLC

By:	/s/ James B. Singleton
Name:	James B. Singleton
Title:	Manager

By:	/s/ Gretchen McCarey
Name:	Gretchen McCarey
Title:	Manager

JOINT FILING AGREEMENT
SCHEDULE 13G

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of this Statement on Schedule 13G including any amendments thereto. This Joint Filing Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

The execution and filing of this Joint Filing Agreement shall not be construed as an admission that the below-named parties are a group or have acted as a group.

Dated: February 5, 2020

GURNET POINT L.P.
By: Waypoint International GP LLC, its General Partner

By:	/s/ James B. Singleton
Name:	James B. Singleton
Title:	Manager

By:	/s/ Gretchen McCarey
Name:	Gretchen McCarey
Title:	Manager

WAYPOINT INTERNATIONAL GP LLC

By:	/s/ James B. Singleton
Name:	James B. Singleton
Title:	Manager

By:	/s/ Gretchen McCarey
Name:	Gretchen McCarey
Title:	Manager